Exhibit 99.1

FEMSA Comercio closes the acquisition of majority equity stake in Grupo Socofar

Monterrey, Mexico, September 23, 2015 — FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio") announced today that it has successfully closed the acquisition of a majority equity stake in Grupo Socofar, (“Socofar”), a leading South American drugstore operator, after obtaining all required regulatory approvals. Socofar is based in Santiago, Chile and currently operates over 640 drugstores and 150 beauty stores throughout Chile as well as over 150 drugstores in Colombia.

This transaction represents an important step as FEMSA Comercio advances in its strategy in this attractive small-box retail segment, leveraging its growing expertise in the drugstore business by acquiring control of a best-in-class operator with leading banners and attractive growth prospects in South America, and establishing a solid base from which to expand across the region. It also provides important capabilities to FEMSA Comercio in the operation of standalone beauty store retail banners, pharmaceutical distribution to third-party clients, and the production of generic and bioequivalent pharmaceuticals.

Rothschild acted as financial advisor, and Guerrero Olivos and Posse Herrera Ruiz provided legal advice to FEMSA Comercio in connection with this transaction.

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About FEMSA Comercio

FEMSA Comercio operates several small-format retail chains in Mexico, Chile and Colombia, including OXXO stores; Yza, Moderna, Farmacon and Cruz Verde drugstores, and Maicao beauty stores. In addition, it operates OXXO Gas service stations and Doña Tota quick service restaurants.

About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.